 Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE SECOND QUARTER OF 2020

AZOUR, Israel – August 25, 2020 – Ituran Location and Control Ltd. (NASDAQ: ITRN), today announced its consolidated financial results for the second quarter of 2020.

Highlights of the second quarter of 2020

•	The results were impacted by the global Covid-19 pandemic;
•	Revenue of $53.3 million;
•	Adjusted EBITDA was $13.9 million, a decline of 9% on a sequential basis;
•	Generated $19.3 million in quarterly operating cash flow;
•	Total subscribers reached 1,751,000 at the end of the quarter;

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “We are happy with Ituran’s second quarter results which were ahead of expectations, particularly given the unprecedented global macroeconomic situation with full shutdowns in the geographies that we operate in. We took early steps- reducing and matching expenses to the lower expected revenue level and placed focus on cash preservation. Our second quarter results demonstrate these efforts were successful. I would like to thank all Ituran’s employees around the world for their exceptional execution despite tremendous difficulties. It is an honor to work with such a great team.”

Continued Sheratzky, “The non-cash impairment in Road Track is an accounting effect mainly due to the sharp increase in the macro risk factors of the various countries in which Road Track operates and not related to Road Track’s long-term performance or outlook specifically. The increase in country risk caused an increase in the weighted average cost of capital (WACC) calculation, which lowered the valuation of this business on our balance sheet.”

“Excluding the non-cash impairment charges, Ituran remains profitable and continues to be cash generating. In fact, we had one of our strongest quarters of cash generation, with a positive operating cash flow of $19.3 million. Ituran’s stability during this unprecedented global crisis, demonstrates the overall resilience of our business model,” added Sheratzky.

Mr. Sheratzky concluded, “The global uncertainty caused by the ongoing Corona pandemic is expected to continue for the immediate future. We will remain proactive and continue to align our expenses to expected revenue levels. Looking ahead, we therefore expect similar levels of performance in our third quarter results. Longer-term, given the challenges that we have already overcome, I am confident that Ituran will emerge this period a stronger and more efficient company. I believe that once we can all put this pandemic behind us, we will have an improved platform for long-term sustainable and profitable growth.”

Second quarter 2020 Results

Revenues for the second quarter of 2020 were $53.3 million, a decrease of 25% compared with revenues of $71.2 million in the second quarter of 2019.

The lower revenue level was due to the impact of the Covid-19 pandemic on new car sales, particularly in Brazil, Israel and also in the other geographies in which Ituran operates. Furthermore, the higher average level of the US dollar exchange rate versus the Brazilian real during the quarter compared with the same period last year, reduced the overall revenue level in US dollar terms and had a negative impact on the revenue growth rate. In local currency terms, second quarter revenue declined by 19% year-over-year.

82% of revenues were from location-based service subscription fees and 18% were from product revenues.

Revenues from subscription fees were $43.7 million, a decrease of 15% over second quarter 2019 revenues. In local currency terms, subscription fees declined by 7% year-over-year.

The subscriber base amounted to 1,751,000 as of June 30, 2020. This represents a decrease of 43,000 net, over that of the end of the prior quarter. During the quarter, there was a decline of 16,000 in the aftermarket subscriber base and a decline of 27,000 in the OEM subscriber base. Ituran expects the aftermarket subscriber base to resume growth on a net basis once the main impacts of the Covid-19 pandemic is over.

Product revenues were $9.6 million, a decrease of 51% compared with that of the second quarter of 2019. The decline was primarily due to limited installations of Ituran’s products due to the Covid-19 pandemic shutdown implemented in many of the geographies in which Ituran operates, during most of the second quarter.

Gross profit for the quarter was $27.7 million (51.9% of revenues), a 17% decrease compared with gross profit of $33.5 million (47.0% of revenues) in the second quarter of 2019.

The gross margin in the quarter on subscription revenues was 58.5%, compared with 56.4% in the second quarter of 2019. The gross margin on products was 21.8%, compared with 22.3% in the second quarter of 2019.

During the second quarter, Ituran’s operating expenses were $32.5 million. The operating expenses included a non-cash impairment charge of $14.2 million, related to the acquisition of Road Track. Excluding the non-cash impairment charge, operating expenses amounted to $18.3 million. This is compared with $19.9 million in operating expenses in the second quarter of 2019 and $20.9 million in the prior quarter.

Operating loss for the quarter was $4.9 million. Excluding the above-mentioned non-cash impairment charge in the operating expenses, the operating income was $9.3 million (17.5% of revenues). This is compared with $13.6 million (19.1% of revenues) in the second quarter of last year. This is a decline of 31% year-over-year. In local currency terms, excluding the impairment, the operating income decline would have been 25% year over year.

Adjusted EBITDA for the quarter was $13.9 million (26.1% of revenues), which excludes the above-mentioned impairment charge, a decrease of 28% compared with $19.4 million (27.2% of revenues) in the second quarter of last year. In local currency terms, the decline would have been 20% year over year.

It is noted that versus the prior quarter, the decline in adjusted EBITDA was 9%, in local currency terms the decline would have been only 2%, which was ahead of management’s expectation of a 10-20% sequential decline in EBITDA versus the first quarter.

Net loss for the second quarter of 2020 was $6.3 million or loss per share of $0.30. Excluding the above-mentioned non-cash impairment charge and excluding a $0.7 million financial gain due to a reduced minority liability related to the impairment of Road Track, net income for the quarter was $7.2 million (13.4% of revenues) or fully diluted earnings per share of $0.34. Net income excluding the impairment charges represent a decrease of 7% compared with $7.7 million (10.8% of revenues) or fully diluted earnings per share of $0.36 in the second quarter of last year. In local currency terms, the gain would have been 1% year over year.

Cash flow from operations for the second quarter of 2020 was $19.3 million.

As of June 30, 2020, the Company had cash, including marketable securities, of $57.2 million and debt of $60.8 million, amounting to a net debt of $3.6 million. This is compared with cash, including marketable securities, of $54.3 million and debt of $67.9 million, amounting to a net debt of $13.6 million, as of December 31, 2019.

Conference Call Information

The Company will also be hosting a conference call later today, August 25, 2020 at 9am Eastern Time.

On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
ISRAEL Dial-in Number: 03 918 0609
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0609
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, as well as factors related to the global COVID-19 pandemic.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to approaching 2 million subscribers using its location based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 3,000 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor & Public Relations (US) +1 646 201 9246

 ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of June 30, 2020

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of June 30, 2020

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	June 30,	December 31,
(in thousands)	2020	2019
	(unaudited)
Current assets
Cash and cash equivalents	56,782	53,964
Investments in marketable securities	374	358
Accounts receivable (net of allowance for doubtful accounts)	37,766	45,090
Other current assets	36,863	49,201
Inventories	25,175	25,537
	156,960	174,150
Non- Current investments and other assets
Investments in affiliated companies	839	1,666
Investments in other companies	4,740	3,260
Other non-current assets	2,840	3,365
Deferred income taxes	9,927	10,385
Funds in respect of employee rights upon retirement	11,811	11,476
	30,157	30,152

Property and equipment, net	38,595	48,866

Operating lease right-of-use assets, net	11,190	12,626

Intangible assets, net	20,225	23,355

Goodwill	39,568	50,086

Total assets	296,695	339,235

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	June 30,	December 31,
(in thousands)	2020	2019
	(unaudited)
Current liabilities
Credit from banking institutions	20,176	18,110
Accounts payable	16,991	22,656
Deferred revenues	24,023	29,146
Other current liabilities	31,044	31,153
	92,234	101,065
Non- Current liabilities
Long term loan	40,630	49,803
Liability for employee rights upon retirement	17,859	17,000
Deferred income taxes	2,682	2,867
Deferred revenues	9,769	9,763
Others non-current liabilities	216	241
Operating lease liabilities, non-current	7,932	10,839
Obligation to purchase non-controlling interests	10,900	11,743
	89,988	102,256
Stockholders’ equity	108,027	129,330
Non-controlling interests	6,446	6,584
Total equity	114,473	135,914

Total liabilities and equity	296,695	339,235

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	US dollars		US dollars
	Six month period ended June 30,		Three month period ended June 30,
(in thousands except per share data)	2020	2019	2020	2019

Revenues:
Telematics services	92,707	104,825	43,731	51,666
Telematics products	28,978	40,021	9,580	19,576
	121,685	144,846	53,311	71,242
Cost of revenues:
Telematics services	40,501	45,094	18,159	22,517
Telematics products	22,558	31,604	7,495	15,214
	63,059	76,698	25,654	37,731

Gross profit	58,626	68,148	27,657	33,511
Research and development expenses	7,305	7,128	3,419	3,377
Selling and marketing expenses	5,899	6,303	2,840	3,373
General and administrative expenses	25,999	27,597	12,076	13,151
Impairment of goodwill	10,508	-	10,508	-
Impairment of intangible assets and other expenses, net	3,700	5	3,673	1
Operating income (loss)	5,215	27,115	(4,859)	13,609
Other income (expense), net	3	(48)	13	25
Financing income (expense), net	863	(1,854)	1,517	(839)
Income (loss) before income tax	6,081	25,213	(3,329)	12,795
Income tax expenses	(4,817)	(7,189)	(2,891)	(3,692)
Share in gains (losses) of affiliated companies ,net	(887)	(1,971)	16	(1,103)
Net income (loss) for the period	377	16,053	(6,204)	8,000
Less: Net income attributable to non-controlling interest	(343)	(302)	(129)	(306)
Net income (loss) attributable to the Company	34	15,751	(6,333)	7,694

Basic and diluted earnings (losses) per share attributable to Company’s stockholders	0.01	0.74	(0.30)	0.37

Basic and diluted weighted average number of shares outstanding (in thousands)	20,813	21,146	20,813	21,041

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Six month period ended June 30,		Three month period ended June 30,
(in thousands)	2020	2019	2020	2019

Cash flows from operating activities
Net income (loss) for the period	377	16,053	(6,204)	8,000

Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	9,826	11,579	4,603	5,464
Interest and exchange rate differences on loans	(542)	31	56	44
Losses (gain) in respect of trading marketable securities	(16)	2	(106)	(26)
Gain in respect of investments in other companies	(1,524)	-	(1,524)	-
Increase in liability for employee rights upon retirement	895	1,179	61	905
Share in losses (gains) of affiliated companies, net	887	1,971	(16)	1,103
Deferred income taxes	(369)	(17)	(1,167)	(101)
Capital loss on sale of property and equipment, net	87	14	27	8
Decrease (increase) in accounts receivable	3,487	4,558	7,978	(371)
Decrease in other current assets	2,949	2,314	3,477	2,615
Decrease in inventories	229	2,005	607	713
Increase (decrease) in accounts payable	(2,245)	(347)	(2,435)	1,249
Decrease in deferred revenues	(3,710)	(6,143)	(2,307)	(3,595)
Increase (decrease) in other current and non-current liabilities	6,178	(2,678)	2,798	100
Impairment of goodwill	10,508	-	10,508	-
Impairment of other intangible assets	3,661	-	3,661	-
Increase (decrease) in obligation for purchase non-controlling interests	(698)	702	(749)	208
Net cash provided by operating activities	29,980	31,223	19,268	16,316

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(363)	(956)	(255)	(881)
Capital expenditures	(5,579)	(10,375)	(2,128)	(3,445)
Investments in (return from) affiliated and other companies	(492)	(184)	4	(171)
Sale of marketable securities, net	-	1,454	-	1,070
Investments in long term deposit	(35)	(152)	(13)	(74)
Proceeds from sale of property and equipment	196	35	30	8
Net cash used in investment activities	(6,273)	(10,178)	(2,362)	(3,493)

Cash flows from financing activities
Short term credit from banking institutions, net	2,660	(611)	-	1,207
Repayment of long term loan	(8,802)	-	(4,517)	-
Purchase of shares from minority shareholders	(750)	-	(750)	-
Dividend paid	(9,967)	(9,748)	(4,917)	(4,839)
Dividend paid to non-controlling interest	-	(809)	-	(271)
Net cash used in financing activities	(16,859)	(11,168)	(10,184)	(3,903)

Effect of exchange rate changes on cash and cash equivalents	(4,030)	1,116	202	422

Net increase in cash and cash equivalents	2,818	10,993	6,924	9,342
Balance of cash and cash equivalents at beginning of the period	53,964	51,398	49,858	53,049
Balance of cash and cash equivalents at end of the period	56,782	62,391	56,782	62,391